Exhibit (a)(5)(E)

Genmab Commences Tender Offer For All Issued and Outstanding Common Shares of Merus N.V.

COPENHAGEN, Denmark; October 21, 2025 – Genmab A/S (Nasdaq: GMAB) (“Genmab”) announced today that it is commencing, through a wholly owned subsidiary, Genmab Holding II B.V. (“Purchaser”), a cash tender offer (the “Offer”) to purchase all of the issued and outstanding common shares (“Common Shares”) of Merus N.V. (Nasdaq: MRUS) (“Merus”) for $97.00 per Common Share in cash (the “Offer Consideration”), less any applicable withholding taxes and without interest. The Offer is being made pursuant to the previously announced transaction agreement, dated as of September 29, 2025, by and among Genmab, Purchaser and Merus (the “Transaction Agreement”).

Purchaser has filed today with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO, which includes the terms of the Offer. Additionally, Merus has filed a Schedule 14D-9 with the SEC, which includes the recommendation of its Board of Directors that Merus shareholders accept the Offer and tender their Common Shares into the Offer.

Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on December 11, 2025 (the “Initial Expiration Time”) or, if the Offer is extended pursuant to and in accordance with the terms of the Transaction Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”). If the conditions to the consummation of the Offer are satisfied, Purchaser will commence a subsequent offering period (the “Subsequent Offering Period”) on the first business day following the Expiration Time. During the Subsequent Offering Period, Purchaser will offer to purchase additional Common Shares at the Offer Consideration, less any applicable withholding taxes and without interest, for a period of not less than 10 business days.

The Offer is not subject to a financing condition but is subject to other conditions as described in the Schedule TO and related tender offer documents, including satisfaction of a minimum tender condition.

Merus shareholders should read the Schedule TO, Schedule 14D-9, letter of transmittal and other tender offer documents, together with any amendments or supplements thereto, before making a decision as to whether to tender their Common Shares into the Offer. These documents can be obtained free of charge at the website maintained by the SEC at www.sec.gov or by contacting the information agent for the tender offer, Innisfree M&A Incorporated, as described in the Schedule TO and other tender offer documents.

About Genmab

Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Important Notices

This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell securities. On October 21, 2025, Genmab and Purchaser filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described in this communication. Holders of Common Shares are urged to read the tender offer statement (as it may be supplemented and amended from time to time), including the offer to purchase, letter of transmittal and other exhibits thereto, and the Schedule 14D-9 filed by Merus regarding the tender offer described in this communication, as they contain important information that holders of Common Shares should consider before making any decision regarding tendering their Common Shares.

Contact:

Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

Forward-looking Statements

Genmab cautions investors that any forward-looking statements or projections made by Genmab, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in Genmab’s filings with the SEC, including those included in Genmab’s most recent Annual Report on Form 20-F, which is available at www.genmab.com and www.sec.gov. Genmab is providing the information in this announcement as of this date, and Genmab does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Media Release no. 19 Page 2/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122